UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67929

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Armory Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Rosecrans Avenue, Suite 660
(No. and Street)

Manhattan Beach	CA	90266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janna Spears	310-220-6400	jspears@armorygroupllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
(Name – if individual, state last, first, and middle name)

1230 Rosecrans Avenue, Ste 510	Manhattan Beach	CA	90266
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eben Perison _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Armory Securities, LLC _____, as of
December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title:
Cheif Executive Officer

SEE ATTACHED CERTIFICATE
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of LOS ANGELES)

On MARCH 30, 2022 before me, MARILOU CIMAFRANCA, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared EBEN PERISON
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARILOU CIMAFRANCA
Notary Public - California
Los Angeles County
Commission # 2274672
My Comm. Expires Feb 5, 2023

Signature Marilou Cimafranca
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ANNUAL REPORTS - FORM X-17-A-5 PART III Document Date: ______
Number of Pages: 23 Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Armory Securities, LLC

Financial Report
Year Ended December 31, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 . A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 6



Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2015.

Los Angeles, California
March 30, 2022

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Manhattan Beach, CA 90266
Main: 310.382.5380
CPAs AND ADVISORS | WEAVER.COM

Armory Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	5,057,122
Accounts receivable, net of allowance of $226,000		978,389
Due from affiliates		905,027
Prepaid expenses		26,814
Total assets	$	6,967,352

Liabilities and Members' Capital

Accounts payable and accrued expenses	$	87,005
Due to registered representatives		93,108
Contract liability		182,764
Total liabilities		362,877
Members' capital		6,604,475
Total liabilities and members' capital	$	6,967,352

See Notes to Financial Statements

Note 1. **Nature of Business and Significant Accounting Policies**

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking and consulting services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts. The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank.

Accounts Receivable: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience. Management considers receivables past due if the payment is not received within 90 days of the due date

As of January 1, 2021, the Company had net receivables of $458,728. As of December 31, 2021, the Company had net receivables related to revenues from contracts with customers of $978,389. The Company has recorded an allowance for credit losses of $226,000 by specifically identifying and estimating uncollectible amounts from two of its clients with past due receivables of $436,333. The Company does not require collateral for accounts receivable balances. The allowance for credit losses is an inherently uncertain estimate. It is reasonably possible that the Company incurs losses that differ from this estimate which could be material. As of January 1, 2021, the allowance for credit losses was $226,000. There were no write offs charged to the allowance or recoveries collected during the year ended December 31, 2021.

Revenue recognition The Company's revenue includes both Advisory Fees and Success Fees, each as defined below, earned from providing investment banking services. Beginning in January 2019, the Company has accounted for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)."

Advisory Fees are typically fixed and determined based on the terms of the contract; therefore they are included in the transaction price at the time of contract inception ("Advisory Fees"). Some Advisory Fees and most other investment banking fees (collectively, "Success Fees") are considered variable, as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include Success Fees in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021. Success Fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2021.

The Company recognizes revenue from advisory services, based on a time-based input method, over the period in which the services are rendered. Success fees are typically based on a percentage of the equity or debt financing raised as defined in the terms of the contract. Due to Success fee revenue being severely constrained up until the point in which it is known that the equity or debt transaction closes (the specified milestone), Success Fee revenue will not be recognized until the confirmed closing date of the respective transaction.

Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees up front or, periodically over the course of the engagement. Payment of Success Fees are generally due upon closing of the respective transaction.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable or unbilled revenue when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

The Company's contract liability relates to Retainer Fees received from engagements where the performance obligation has not yet been satisfied. As of December 31, 2021, contract liability was $182,764. As of December 31, 2020, the Company had contract liability of $62,945 which was recognized as revenue during 2021.

In connection with its services, the Company, either directly or through its affiliates, may incur out of pocket expenses which are reimbursed by its customers. In accordance with "Revenue from contracts with Customers (Topic 606)", the Company records the revenue and expense related to such amounts when incurred on its Statement of Operations.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

Note 2.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2021, the Company had net capital of $4,778,245, which was $4,766,237 above its required net capital of $12,008. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was .04 to 1.

Note 3.   Customer Concentration

For the year ended December 31, 2021, the Company had four major customers which represented approximately 81 percent of total net revenue and two customers which represented approximately 83 percent of net accounts receivable. A customer is considered major when the customer represents more than 10 percent of total net revenue or net receivables for the year ended at December 31, 2021.

Note 4.   Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agreed to pay overhead expenses on behalf of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy. In connection with this agreement, the Company incurred expenses of $15,131,032 during the year ended December 31, 2021.

On October 1, 2014, the Company entered into commission agreements with specific registered representatives whereby the Company generally receives 10 percent of the revenue generated by such individuals. For the year ended December 31, 2021, Armory Securities recognized gross revenue of $6,884,280 and net revenue of $703,407 from this arrangement. For the year ended December 31, 2021, $6,180,874 was allocated to registered representatives related to the commission agreements. Such amount includes allocations of revenue generated by such individuals and other revenue generated where the registered representative assisted the Company with other revenue sources.

Note 5.   Members' Capital and Equity Compensation

Members' capital consists of two classes of units that represent membership interests, Class A and B. The Members are not required to make additional contributions anytime and their risk is limited to existing capital balances

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

In 2018, Armory Group purchased all Class A and Class B units in the Company from a minority holder of the units. Subsequent to this transaction, the Company is now wholly owned by Armory Group.

As of December 31, 2021, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. As of December 31, 2021, Class A members' total capital balance is $2,161,935 and Class B members' total capital balance is $4,442,540.

Note 6.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7.   Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2021, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 30, 2022, the date these financial statements were issued.